UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2018

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ABILITY INC.

Ability Inc. (the “Company”) has updated certain risk factors relating to the Company, its business and industry, principal shareholders and other information. These risk factors, business and industry, principal shareholders and other information update the risk factors, business and industry, principal shareholders and other information included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017, which was filed with the Securities and Exchange Commission on April 30, 2018. The updated risk factors, business and industry, principal shareholders, and other information are attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information contained in this report (including the exhibit hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (333-226288).

Exhibit No.

99.1	Risk Factor, Business and Industry, Principal Shareholders and Other Information update dated August 14, 2018.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: August 14, 2018

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